SAMARAENERGO

443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 79-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION

443100, SAMARA, MAYAKOVSKY STR, 15, TELETYPE 714166 CBET,
TEL.: (8462) 79-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

24.08.2005 № 104-365

12g3-2(b)
File# 82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Exemption No.: 82-4708

AO Samaraenergo

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Information Message about Extraordinary general meeting of shareholders published in "Rossiyskaya Gazeta". The Meeting is to be held on September 30, 2005. Also we are sending the "Notification on the right to claim the shares by the company" and "Justification of the procedure and terms of JSC "Samaraenergo" reorganization" . All documents are translated to the English.

Sincerely,

S.M. Doroshenko
Chief of the Capital
Management Administration

dlw 8/30

Joint Stock Company of Energetics and Electrification "Samaraenergo"
Mayakovskogo,15, Samara, Russia, 443100

Information Message about carrying out of Extraordinary General Shareholders Meeting of JSC "Samaraenergo" in the form of correspondence voting

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» informs about the Extraordinary General Shareholders Meeting **in a form of voting in absentia** with the following agenda:

1. **Reorganization of JSC «Samaraenergo " in the form of detachment, the order and conditions of such detachment, creation of new companies, converting shares of JSC " Samaraenrgo " and the order of such converting, separation balance approval**

Filled in voting papers should be forwarded to one of following addresses:

- **443100, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo"**
- **105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"**
- **443080, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD"**
- **443100, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".**

Final date of reception of the filled in voting papers – **September, 30, 2005.**
The shareholders can familiarize with the information (materials), drawn up in the course of preparation for extraordinary general shareholders meeting, from August, 31, 2005 to September 30, 2005 on the working days from 10.00 a.m. till 5.00 p.m. in the following places:

1) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo";
2) Russia, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD";
3) Russia, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD ";
4) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".

The list of persons, having the right to participate in the Company extraordinary general meeting of shareholders, is made as of **August 12th, 2005.**

Phones for information:

Samara - (8462) 79-61-33 – JSC "Samaraenergo", (8462) 67-34-41, 67-34-42 - the Samara branch of JSC "CMD",

Moscow - (095) 221-13-33, 221-13-34 – JSC "CMD".

JSC "Samaraenergo" Board of Directors

Registration number ___________

The Open Joint-stock Company of Power and Electrification "Samaraenergo"
443100, Samara, Majakovskogo, 15
BULLETIN №1
for voting on the extraordinary
General shareholders meeting of OJSC " Samaraenergo "

The form of holding: ***absentee ballot***

Last date of the filled-in voting papers submission **September, 30, 2005**

Addresses for filled-in voting papers dispatch:

443100, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo"
105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"
443080, Samara, 4-th Proezd,.57, letters Б, Б1, office 508- Samara branch of JSC "CMD"
443100, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".

Surname, name, denomination of the shareholder ______________________________

Quantity of voting shares belonging to the shareholder: ______________________________

ITEM №1: Reorganization of JSC "Samaraenergo" in the form of detachment, order and conditions of detachment, new companies creation, JSC "Samaraenrgo" shares converting and the order of such converting, separation balance approval

RESOLUTION:

1. To reorganize JSC «Samaraenergo» by detachment of:

- JSC « Samara Territorial Generating Company »,
- JSC « Samara Distributive Company »,
- JSC « Samara Mainlines Company ».

2. To establish the following order and conditions of detachment:

2.1. Shares of created Companies distribution among shareholders of the Company shall be exercised on the conditions specified in item 4 of the current resolution, by the Company shares converting into the shares of created companies simultaneously with JSC "Samaraenergo" shares converting into the JSC "Samaraenergo" shares with lower face value.

2.2. The part of property, rights and obligations of the Company shall be transferred to detached companies according to the separation balance.

2.3. The order of preparation and carrying out of created companies' general shareholders meetings, as well as the procedure of voting on the agenda of the specified shareholder meetings, shall be determined by the current resolution (item 3) and the JSC "Samaraenergo" By-Laws.

2.4. Within 3 days upon the resolution-making on the Company reorganization in the form of detachment by the Company's General Shareholders Meeting the executive body of the Company shall notify the tax body on the approved resolution.

2.5. Not later than in 30 days from the date of resolution-making on reorganization in the form of detachment the executive body shall notify creditors of the Company of such resolution by registered mail, as well as publish the notification on reorganization of the Company in the periodical appropriate for the publication of information on the legal entities state registration.

2.6. Within 30 days from the date of such notification publication or within 30 days from the date of registered mail forwarding the Creditors of the Company have the right to demand in writing the termination or pre-term performance of corresponding obligations of the Company and compensation of losses. On the basis of the claims received from creditors the Company shall draw up the list of the creditors' claims already satisfied and to be satisfied.

2.7. The sole executive body shall notify the JSC "Samaraenergo" employees on JSC "Samaraenergo" reorganization resolution and carry out a complex of necessary actions on labour relations formalization according to the Labour Code of the Russian Federation.

2.8. According to article 75, item 1 of Federal Law «On Joint-stock Companies » the shareholders of the Company who voted against the resolution on reorganization or not participated in voting on the specified item, have the right to claim the complete or partial repurchase of shares belonging to them by the Company in a way specified by the Company Board of directors in the notification on the Company extraordinary general shareholders meeting convocation, and in accordance with the requirements of the Russian legislation.

The repurchase of shares shall be executed at a price fixed by the Company Board of Directors according to article 75, item 3 of Federal Law « On Joint-stock Companies ».

The repurchased shares shall be repaid at their repurchase and do not participate in converting.

2.9. The report on results of the Company's shares repurchase shall be approved by Board of Directors of the Company not later than in five days from the date of repayment of the redeemed shares.

As a result of the redeemed shares repayment the authorized capital of JSC "Samaraenergo" shall decrease by the amount of face-values of the extinguished shares.

3. To create the following legal entities:

- Open joint-stock company « Samara Territorial Generating Company »,
- Open joint-stock company « Samara Distributive Company »,
- Open joint-stock company « Samara Mainlines Company ».

3.1. To confirm, that the quantitative structure of the Board of Directors and the Auditing Committee of each of created companies shall be equal to quantitative structure of the Board of Directors and the Auditing Committee of JSC "Samaraenergo" at the moment of resolution-making on the Company reorganization.

3.2. To confirm, that the shareholders (shareholder) of JSC "Samaraenergo" possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate, have the right to forward to the Company address an offer on nominees for the Board election in each of created Companies (no more than 10 nominees for each of created Companies) and nominees for auditing committees of each of created Companies (no more than 5 nominees for each of created Companies), and also nominees for the post of general directors of created Companies (no more than one nominee for each of created Companies). Such offers should be received by the Company not later than on December, 14, 2005

The nominees shall be inscribed in the ballot for voting at general shareholders' meetings only in case offers on them are issued according to the established requirements and were delivered in time, specified in the current resolution, from the shareholders (shareholder) possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate at the moment of candidates nomination.

The specified offers shall be introduced in writing with the indication of a name (denomination) of the shareholders (shareholder) who introduced them, as well as the quantity of JSC "Samaraenergo" common shares in their (his) possession. Offers shall be signed by shareholders (shareholder).

In case the specified offers are signed by the representative of the shareholder, the power of attorney (the copy of the power of attorney certified in accordance with established procedure) issued according to requirements to power of attorney for voting of Federal Law " On Joint-stock Companies " shall be attached to such offers.

In case the offers are signed by the shareholder (his representative), whose rights for shares are included in the deposit account in depositary, the abstract of the shareholder's deposit account in the depositary that registers the rights for the specified shares should be attached to such offer.

The offer on candidates nomination should contain:

- The name of a created Company the candidate is nominated to;
- Surname, name, patronymic and the basic place of work of each candidate,
- The name of body, he is nominated to.

The Board of Directors of the Company is obliged to consider the received offers and to make a resolution on inclusion of the offered nominees in the list of the persons to be elected to the bodies of the created Company, or refusal of inclusion not later than on December, 19th, 2005.

Proposed candidates shall be included in voting ballots for elections to the respective body of created Companies, except for the following cases:

- The offer does not meet the requirements of the current item;
- The shareholders' (shareholder's) offer is received by the Company later than on December, 14, 2005;
- Shareholders (shareholder) in aggregate do not possess the necessary quantity of JSC "Samaraenergo" shares.

The motivated resolution of the Company Board of directors on refusal of the offered candidates inclusion in the list of nominees for voting at elections to the respective body of created Companies shall be forwarded to the shareholders (shareholder) who has put forward candidates, not later than on December, 22nd, 2005.

3.3. Functions of the returning board at the general shareholders meetings of created Companies are executed by the poller of the Company - OJSC «Central Moscow depositary».

3.4. To confirm, that during voting at the created Companies general shareholders meetings on the By-Laws of the created Company approval, auditing committee members and general director election, each common share of the created Company to be distributed, provides one vote to the shareholder of a created Company - the owner of common shares.

Resolutions on By-Laws of the created Company approval, auditing committee members and general director election shall be approved at the general shareholders meeting by the majority vote of the created Company shareholders - owners of the common shares participating in the created Company general shareholders meeting.

3.5. To confirm, that elections of the created Companies boards of directors shall be carried out by cumulative voting. At cumulative voting the poll, belonging to each shareholder of a created Company - the owner of common shares, is multiplied by number of persons to be elected to the Company board of directors according to item 3.1. of the current resolution. The shareholder of a created Company - the owner of common shares has the right to give the votes thus received either completely for one candidate or to distribute them between two and more candidates.

10 candidates, that gathered the majority vote are considered elected to the created Company board of directors.

3.6. The created Companies general shareholders meetings are considered competent (having quorum) if the created Companies shareholders possessing in aggregate more than a half of the corresponding created Company common shares votes participated in these meetings.

The shareholders of the created Companies registered for participation in the general shareholders meeting or the shareholders, whose voting papers are received by the Company not later than two days prior to the date of the shareholders meeting are considered the created Company general shareholders meeting participants.

3.7. In case the issues of the created Companies general shareholders meetings holding procedure are not covered by this resolution, the statutory acts of the Russian Federation, regulating the similar relationship shall be used.

4. To confirm the following order of the Company shares converting.

4.1. Shares of the Company are converted into the shares of created Companies and shares of the original Company with a smaller face-value and distributed among shareholders of JSC "Samaraenergo", including the shareholders who voted against or not participated in voting on the Company reorganization, proportionally to the amount of shares of the Company they possess.

One JSC «Samaraenergo» share of each category (type) is converted into the share of the similar category (type) of each of created Companies and the original Company in the amount specified in items 4.2. and 4.3. of the current resolution.

4.2. To confirm the following conversion ratios of JSC «Samaraenergo» common shares into each of created Companies and the original Company common shares, and their face-values:

Each common share of JSC «Samaraenergo» is converted simultaneously into:

1 (one) common share of JSC « Samara Territorial Generating Company » with a face-value of 0,25 rbl.,

1 (one) common share of JSC « Samara Distributive Company » with a face-value of 0,25 rbl.,

1 (one) common share of JSC « Samara Main Company » with a face-value of 0,25 rbl.,

1 (one) common share of JSC «Samaraenergo» with a face-value of 0,25 rbl.

4.3. To confirm the following conversion ratios of JSC «Samaraenergo» preference shares into each of created Companies and the original Company preference shares, and their face-values:

Each preference share of JSC «Samaraenergo» is converted simultaneously in:

1 (one) preference share of JSC « Samara Territorial Generating Company » with a face-value of 0,5 rbl.,

1 (one) preference share of JSC « Samara Distributive Company » with a face-value of 0,48 rbl.,

1 (one) preference share of JSC « Samara Main Company » with a face-value of 0,01 rbl.,

1 (one) preference share of JSC «Samaraenergo» with a face-value of 0,01 rbl.

4.4. The total amount of shares for distribution of a corresponding category (type) of each created Company and the original Company after reorganization is equal to the amount of shares of JSC «Samaraenergo» of a corresponding category (type) at the moment of decision on reorganization made (minus the shares which are the property or at the disposal of JSC «Samaraenergo»).

4.5. The amount of shares of the certain category (type) of each of created Companies and the original Company which every JSC «Samaraenergo» shareholder should receive, is equal to the amount of JSC «Samaraenergo» shares of a corresponding category (type) belonging to him.

4.6. The authorized capital of each of created Companies and the original Company after reorganization is determined by multiplication of total quantity of the corresponding Company shares to be distributed by a face-value of one share.

4.7. Authorized capitals of created Companies are formed due to reduction of the authorized capital of JSC «Samaraenergo».

4.8. The shareholders of the Company who voted against the Company reorganization or did not participate in voting on this issue, according to paragraph 3, item 3, article 19 of the Federal Law «On Joint-Stock Companies» shall receive shares of created Companies and the original Company of a corresponding category (type) in the amount equal to amount of the Company shares of the corresponding category (type) belonging to them.

4.9. Common shares of created Companies and the original Company confer the following rights to owners:

1) To participate personally or through representatives in the Company general shareholders meeting with a vote on all issues of its competence;
2) To make offers on the agenda of general meeting in a way stipulated by the legislation of the Russian Federation and the Company By-Laws;
3) To obtain the information on the Company activity and to familiarize with the Company documents in accordance with article 91 of the Federal Law « On joint-stock companies », other legal acts and the Company By-Laws;
4) To receive the dividends declared by the Company;
5) The priority right to purchase additional shares distributed by public subscription and the issued securities convertible into the shares, in the quantity proportional to the quantity of common shares at hand;
6) In case of the Company liquidation to obtain a part of its property;
7) To carry out other rights provided by the legislation of the Russian Federation and the Company By-Laws.

4.10. Preference shares of type "A" of created Companies and the original Company confer the following rights to owners:

1) To receive the dividends declared by the Company;

The total amount paid as the dividend under each preference share of type A, is established at a rate of 10 (ten) percent of net Company profit as of the results of last fiscal year, divided by the number of shares, which constitute 25 (twenty five) percent of the Company authorized capital.

Thus if the amount of the dividends paid by the Company on each common share in certain year, exceeds the amount repayable as dividends on each preference share of type A, the amount of the dividend paid on preference share, should be increased up to the amount of the dividend paid on common share.

2) To participate in the general shareholders meeting with a vote on the issues of the Company reorganization or liquidation;

3) To participate in general shareholders meeting with a vote on the issues of modification and additions to the By-Laws, that limit the rights of shareholders, type "A" preference shares owners.

4) Priority purchase of additional shares distributed by public subscription and the issued securities convertible in the shares, in the quantity proportional to quantity of type "A» preference shares at hand;

5) To participate in general shareholders meeting with a vote on all issues of its competence, starting from the meeting that follows the annual shareholder meeting at which the resolution on dividends payment was not approved or the resolution on incomplete dividends payment on type "A" preference shares was approved irrespective of the reasons.

6) In case of the Company liquidation to obtain a part of its property on the conditions specified in item 4.11. of the current resolution.

7) To carry out other rights provided by the legislation of the Russian Federation.

4.11. In case of the Company liquidation, the residual property of the Company remaining after payments to creditors shall be distributed by the liquidation committee among the shareholders in the following sequence:

- At first payments on shares to be redeemed in accordance with item 75 of the Federal Law « On joint-stock companies » are effected;
- In the second turn the charged, but not paid dividends on type "A" preference shares and nominal (liquidation) value of type "A" preference shares belonging to the owners are paid;
- In the third turn the Company property is distributed among the shareholders that own common and preference shares of type "A".

In case the Company property does not cover the amount of charged, but not paid dividends and the liquidation value, specified by the By-Laws to all shareholders that own type "A" preference shares, the property shall be distributed among the shareholders-owners of type "A" preference shares in proportion to the amount of shares of this type belonging to them.

4.12. The Company shares, property right on which lapsed to new owners after the resolution on the Company reorganization is made and before the created Companies state registration, provide the new owners with the same rights as the shareholders who voted for the resolution on the Company reorganization.

4.13. The shares of the created Companies and the original Company, remained not distributed among the Company shareholders are considered the property of JSC "Samaraenergo".

4.14. Shares of the created Companies are considered distributed (acquired by JSC "Samaraenergo") at the moment of the state registration of the Companies created in the course of reorganization, on the basis of the JSC «Samaraenergo» shareholder register data as on the corresponding date.

Shares of JSC «Samaraenergo» with a lower face-value are considered distributed (acquired by JSC "Samaraenergo") on the date of the state registration of the last Company, created in the course of reorganization in the form of detachment.

4.15. On the basis of the current resolution the JSC «Samaraenergo» authorized capital decreases by reduction of JSC «Samaraenergo» shares face-value.

5. To approve the separation balance of the Company.

FOR		AGAINST		REFRAINED	

LEAVE UNCROSSED OUT THE VARIANT OF VOTING CORRESPONDING TO YOUR RESOLUTION

BULLETIN IN WHICH MORE THAN ONE VARIANT OF VOTING IS NOT CROSSED OUT IS CONSIDERED INVALID

(Except for cases when voting is carried out according to items 1,2,3 (see below)

Attention! In case **voting is carried out according to instructions of persons which have purchased shares of the Company after date of drawing up of the list of the persons who are having the right of participation in general meeting of shareholders of the Company** (further - date of drawing up the List), **or according to instructions of depositary securities owners,** bulletins should be filled as follows:

1. If more then one variant of voting is left in the bulletin, please specify a quantity of votes, given for the corresponding variant of voting in fields for putting down quantity of votes (opposite to each of the left variants of voting), and make a following mark:

☐ **Voting is carried out according to instructions of purchasers of the shares transferred after date of drawing up of the List and (or) according to instructions of depositary securities owners.**

2. At voting by proxy, given out concerning the shares transferred after the date of drawing up the List, specify a quantity of votes, given for the left variant of voting, in a field for putting down quantity of votes (opposite to the left variant of voting), and make a following mark:

☐ **Voting is carried out by proxy, given out concerning the shares transferred after date of drawing up of the List.**

3. If not all shares were transferred after the date of drawing up of the List, specify a quantity of votes given for left variant of voting in a field for putting down of a quantity of votes (opposite to the left variant of voting), and make a following mark:

☐ **The part of shares is transferred after the date of drawing up of the List.**

If concerning the shares transferred after the date of drawing up the List, instructions of purchasers of such shares, coincident with a left variant, are received, such voices are summed up.

BULLETIN WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder or authorized representative of shareholder ________________________(____)

(signature)

(Name, surname)

According to the power of attorney as of «___»______________ ____

(indicate by whom the power of attorney was given)

Attention! If the bulletin, directed to the shareholder by the certified mail and returned in the Company is signed by the authorized representative (agent) of the shareholder, the power of attorney on the basis of which the representative operates, or its legalized copy must be enclosed to the bulletin.

If the shareholder is going to come to the general meeting personally or to direct the representative he must take (hand over to the representative) the given bulletin for voting on general meeting of shareholders. The representative of the shareholder should have the power of attorney (legalized copy of the power of attorney).

Justification of the procedure and terms of JSC "Samaraenergo" reorganization

The General Shareholders meeting is offered to adopt the resolution on JSC "Samaraenergo" (hereinafter "the Company") reorganization in the form of detachment.

The Company reorganization in the form of detachment is the second stage of the power systems reforming, functions of which were delegated to JSC "MidVolga Interregional Managing Power Company" (JSC "Samaraenergo", JSC "Saratovenergo" and JSC "Uljanovskenergo").

The general purpose of the reforming program is the separation of the Company activities in the sphere of electric power industry into natural monopolistic (transmission and distribution of electricity and heat, production control) and competitive (power generation, sales). As a result the above activities will be distributed among independent interregional entities.

The necessity of such separation is caused by Federal Law # 35-ФЗ "On Electric Power Industry" dated March 26, 2003 and Federal Law # 36-ФЗ "On peculiarities of power industry in the transition period, amendments to some legal acts of Russian Federation and invalidity of some legal acts of Russian Federation caused by the Federal Law "On Electric Power Industry" coming into effect" dated March 26, 2003.

Reforming shall be executed in three major stages:

At the first stage JSC "Samaraenergo", JSC "Saratovenergo" and JSC "Uljanovskenergo"(hereinafter referred to as "power systems") have jointly established JSC "Volzhskaya TGC" and JSC "Volzhskaya IRDC", with generating and network assets of the power systems passed to authorized capitals of each respectively.

At the second stage the joint-stock companies shall be detached from the power systems. Shares of "Volzhskaya TGC» and JSC "Volzhskaya IRDC» and the power network objects relating to National Electric Power Grid shall constitute the main assets of these joint-stock companies. Mainline Network Company formation shall be finished at this stage.

At the third stage it is planned to incorporate the companies detached from the power systems to the established interregional companies (specifically, JSC "Samara Generating Company" – to JSC "Volzhskaya TGC", JSC "Samara distributing Company"- to JSC "Volzhskaya IRDC"). Exactly at this stage formation of the established JSC "Volzhskaya TGC" and JSC "Volzhskaya IRDC" will be finished and the shareholders of JSC "Samaraenergo", JSC "Saratovenergo" and JSC "Uljanovskenergo" will become the shareholders of JSC "Volzhskaya TGC" and JSC "Volzhskaya IRDC".

In accordance with Article 19 item 1 of the Federal Law "On Joint-Stock Companies" the proposed reorganization form – the detachment – provides for foundation of sevsral companies with partial transfer of rights and obligations of the Company to them without the liquidation of the latter.

The following companies shall be established as a result of the Company reorganization (2nd stage of reforming):

JSC "Samara Territorial Generating Company",

JSC "Samara Distributing Company",

JSC "Samara Mainline Company".

The Company reorganization in the form of detachment will allow to achieve the goal set and secure the rights of the shareholders, investors and creditors of the reorganized Company, as well as will result in lower financial and organizational expenses because the original Company will remain in business after reorganization.

Part of property, rights and oblligations shall be passed to each of the detached companies in accordance with the separation balance (item. 4, article 19 of the Federal Law "On Joint-Stock Companies"). The separation balance contains the provisions on legal succession of the reorganized Company in all liabilities in respect to all of its creditors and debtors, including the liabilities under dispute.

The principles of financial stability and independence of the detached companies were used in the course of the separation balance execution. To secure these principles the most part of non-negotiable assets, resourses shall be split in accordance with character and purpose of their utilization in the production process, accounts payable – in accordance with the place and reasons of their occurance. Accounts receivable, short-term investments and cash resourses, i. e. the assets representing the source of obligations extinction shall be split in a way that will equally enable the detached companies to repay their debts in due time.

To secure the rights and concerns of the shareholders, shares of the established companies shall be distributed proportionally to the share of each shareholder in the authorized capital of the Company in compliance with the current statutory acts of the Russian Federation. The shares of the established companies shall be distributed free of extra charge.

Authorized capitals of the companies detached from the original Company shall be formed of the authorized capital of the original Company. Due to this the decision on the Company reorganization in the form of detachment is at the same time the decision on reduction of the company authorized capital by means of reduction of its shares nominal value.

It is offered to set the established companies shareholders meetings preparation and holding procedure by the resolution on the Company reorganization, due to insufficient coverage of this matter by the current legislation.

The right of the shareholders that voted against or did not participate in voting on the reorganization issue to claim their shares repurchase by the Company, additionally secures the shareholders' rights in the process of the Company reorganization. The shares shall be repurchased at the price fixed by the Company Board of Directors with assistance of the independent appraiser. The scheme of shares repurchase is specified in the Federal Law "On Joint-Stock Companies" and brought to the shareholders' attention in the notification on the general shareholders meeting of the Company.

The Company creditors' rights in the course of reorganization are guaranteed by informing the creditors on the resolution of the Company reorganization ant the right of creditors to claim termination or pre-term obligations execution. Such right is stipulated by the Civil Code of the Russian Federation and by the Federal Law "On Joint-Stock Companies". In accordance to article 15, item 6 of the Federal Law "On Joint-Stock Companies" the creditors of the Company have the right to forward the written claim on

termination or pre-term obligations execution and losses compensation within 30 days from the date of the notification on the resolution publishing or 30 days from the notification forwarding to them by mail.

The Company reorganization shall be executed in accordance with the statutory acts of the Russian Federation, including: *Civil Code of the Russian Federation; Federal Law "On Joint-Stock Companies"; Federal Law "On State Registration of Legal Entities and Sole Traders"; Federal Law "On Electric Power Industry"; Federal Law "On Natural Monopolies"; Federal Law "On peculiarities of power industry in the transition period, amendments to some legal acts of Russian Federation and invalidity of some legal acts of Russian Federation caused by the Federal Law "On Electric Power Industry" coming into effect"; Government of the Russian Federation Regulation dated July 11, 2001. №526 "On Electric Power Industry of the Russian Federation Reforming"; Federal Securities Committee of RF Regulation dated May 31, 2002 №17/nc "On Approval of Additional Requirements to General Shareholders Meeting Preparation, Convocation and Holding"; Standards of the securities issue and securities offering circulars registration adopted by Federal Financial Markets Service Order dated March 16, 2005 № 05-4/пз-н and others.*

NOTIFICATION
ON THE RIGHT TO CLAIM THE SHARES REPURCHASE BY THE COMPANY

Dear shareholder!

This is to notify that in case **you vote "against" or do not participate in voting on the Company reorganization**, you will have the right to claim the complete or partial repurchase of shares owned by you by JSC "Samaraenergo".

The shares shall be repurchased at the price established by JSC "Samaraenergo" Board of Directors in accordance with article 75 item 3 of Federal law "On the Joint-Stock Companies".

JSC "Samaraenergo" repurchase price is:

3,5 rbl. per one common share.

1,5 rbl. per one preference share of "A" type.

The list of shareholders entitled to claim their shares repurchase by the Company shall be drawn up on the basis of the Company shareholders register as of **August 12, 2005.**

The shares repurchase shall be executed by the Company in the following order:

1. The shareholder entitled to claim the complete or partial shares repurchase by JSC "Samaraenergo" should forward the **written claim on repurchase of shares belonging to him** with the indication of his place of residence (location) and the amount (category, type) of shares claimed for repurchase (claim form enclosed).
2. In case of rights for shares registration by a nominal holder, the abstract of the depositary account should be attached to the shareholder's claim.
3. The shareholder's claim on his shares repurchase should be forwarded by the registered mail to one of the following addresses: *443100, Samara, Mayakovskogo str., 15 , JSC «Samaraenergo»* or *443100, Samara, Mayakovskogo str., 15, JSC «SMVMPC»* or handed over on receipt to the person entitled to accept written correspondence addressed to the Company, at the place of the Company location.
4. The shareholder's claim on his shares repurchase should be delivered to the Company **not later than in 45 lays** from the date of the resolution on the Company reorganization approval by JSC "Samaraenergo" general shareholders meeting (the date of the general shareholders meeting on this issue) i.e. before November 14, 2005.

The shareholder is not entitled to recall (change) his claim on repurchase at the expiration of the 45-days.

The claims, received by the company after the expiration of this period or containing incomplete or inadequate information shall not be considered.

5. In compliance with article 44 of the Federal Law «On Joint-Stock Companies» and item 6.1. of the Regulations on registered securities holders register keeping (approved by FTCB of Russia decree №27 dated October 2, 1997) the persons registered in the shareholders register are obliged to provide the information on alteration of the data specified in item 3.4, sub-item 3.4.1 of the above Regulations to the registrator. In case the registered persons do not provide the information on alteration of the specified data or provide incomplete or inadequate information, the shareholder's claim can be not satisfied. In this case the Company and the registrator are not liable for the loss incurred.
6. In case the shareholder claimed the repurchase of more shares of the certain category (type) than he possesses according to the list of shareholders entitled to claim the shares repurchase by the Company, the number of shares of the certain category (type) indicated in the above list is only subject to repurchase.
7. In case the aggregate price of the JSC "Samaraenergo" shares claimed for and subject to repurchase exceeds 10% of the net Company wealth as on the date of the resolution on the Company reorganization approval by the Company general shareholders meeting, the shares shall be repurchased in proportion to the claims declared (in accordance to article 76 item 5 of the Federal Law "On Joint-Stock Companies").

In this case number of the shares subject to repurchase from each shareholder shall be determined by division of the total number of shares subject to repurchase with regards to the above limitation by the total number of shares claimed for repurchase; the resulting figure (conversion factor) shall be multiplied by the number of shares claimed for repurchase by each shareholder.

Information on the conversion factor can be obtained by the shareholder from JSC "Samaraenergo" or from the registrator – JSC "CMD" at drawing up of the documents necessary for shares subject to repurchase transfer to the Company personal account.

8. In case the number of shares subject to repurchase form the shareholder is reduced proportionally to the claims declared and such reduction leads to the fact that the fractional number of shares is subject to repurchase from the shareholder, the number of shares repurchased shall be approximated to the integer number. The fractional number approximation shall be made according to the following rules:

1) If the character following the point is in the interval from 5 to 9 one (1) is added to the integer number.
2) If the character following the point is in the interval from 0 to 4, the characters following the point are neglected.

9. JSC "Samaraenergo" repurchase shares from the shareholders that claimed repurchase within 30 days after the expiry of the 45-days period from the date of the resolution on the Company reorganization approval by the JSC "Samaraenergo" general shareholders meeting (i.e. up to December 14, 2005 inclusive) provided that the shares are handed over to the Company (transfer of the shares subject to repurchase to the Company personal account in the shareholders register on the basis of the shareholder's order (instructions)).

10. The shareholder that submitted shares for repurchase is obliged to secure transfer of the shares subject to repurchase form his account to the Company personal account **not later than on December 14, 2005** (in 30 days after the expiry date of claims submission, specified in item 4 of these regulations). Depending on the place of rights for shares submitted for repurchase registration the shareholder should apply to:

a) the address of the Company registration – JSC "CMD", Russia, Moscow, Boshes Pochtovaya str., 34 bld. 8, or the branch (transfer agent) of the registrator;

б) the depository. In this case the shareholder's (depositor's) order should contain the indication that the grounds for property rights transfer of the nominal holder's transfer order, submitted to the registrator should be supplemented with the following information:

for natural persons – shareholder's last name and initials, type of the identity document its series and number;

for legal entities – its denomination according to By-Laws, date and number of registration (main state registration number), denomination of the registering body or other identification data according to the legislation of the country where this legal entity was established.

Right for shares transfer shall be legalized at the expense of the shareholder.

11. In case number of shares transferred to the Company personal account exceeds the number of shares subject to repurchase, the Company shall return the excessive shares to the personal accounts of the shareholders registered in the list of shareholders. These shares shall not be repurchased.

12. The shares subject to repurchase shall be paid up by the Company in one of the following ways specified in the shareholder's claim:

- By cash via the Company pay-office (Samara, Mayakovskogo str., 15);
- By cashless settlement in a way of the repurchase amount transfer to the bank account specified in the shareholder's claim;
- By mail money order to the address specified in the shareholder's claim.

Bank transfers and mail orders shall be effected at the shareholder's expense.

In case the claim does not contain such specification the money shall be transferred by mail order to the address specified in the shareholders register.

Repurchased shares shall be repaid at their repurchase.

Board of Directors
JSC "Samaraenergo"

To JSC "Samaraenergo"

From ________________________________

____

Name/Legal denomination of the Company

____

Identity card data/data on the legal entity state registration

____

____

address (location of legal entity)

THE SHAREHOLDER'S CLAIM ON HIS SHARES REPURCHASE BY THE COMPANY

On September 30, 2005 JSC "Samaraenergo" General Shareholders Meeting adopted the resolution on the Company reorganization.

In accordance with item 1, article 75 of Federal Law "On Joint-Stock Companies" I claim repurchase of the following amount of the Company shares I possess:

- ____________________ (____ ____)

in words

common shares at the price, specified in the notification on my right to claim shares repurchase by the Company;

- ____________________ (____ ____)

in words

type "A" preference shares at the price, specified in the notification on my right to claim shares repurchase by the Company.

If my claim can not be satisfied due to limitations specified in article 76 item 1 of the Federal Law "On Joint-Stock Companies", I claim to repurchase the amount of shares that can be repurchased in accordance to the regulations specified in article 76 item 5 of the Federal Law "On Joint-Stock Companies".

The shares are neither under arrest nor burdened with liabilities.

Please pay the amount due in the following way (mark the right):

☐ in cash ☐ by mail money order ☐ by bank transfer

Mail address for money transfer:

____

Bank details:

____

____

Signature of the shareholder ________________________

Stamp